UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB Number	SEC File Number	CUSIP Number
3235-0058	001-31309	71903M 209

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 1, 2011

☐ Transition Report on 10-K
☐ Transition Report on 20-F
☐ Transition Report on 11-K
☐ Transition Report on 10-Q
☐ Transition Report on N-SAR

For the Transaction Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

Phoenix Footwear Group, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

5937 Darwin Court, Suite 109

Address of Principal Executive Office (Street and Number)

Carlsbad, CA 92008

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant will be unable to file its Annual Report on Form 10-K for the fiscal year ended January 1, 2011, by the deadline without unreasonable effort or expense because due to company expense reductions management was unable to compile all required financial information and needs additional time to prepare a complete filing. The Registrant presently intends to file its Form 10-K within the fifteen day extension period, following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Greg Slack	760	579-5020
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this Notification an explanation regarding whether the results of operations expected to be reported for the year ended January 1, 2011 (“fiscal 2010”), will reflect significant changes from its results of operations for the year ended January 2, 2010 (“fiscal 2009”). The results of operations that the Registrant will include in the 2010 Form 10-K are still being finalized by management and audited by Mayer Hoffman McCann P.C., and are subject to the issues discussed in Part III of this Notification, and other changes.

The Registrant expects to report a decrease in net sales for fiscal 2010 of $17.3 million as compared to $18.8 million for fiscal 2009, representing a 8.0% decrease, or $1.5 million. This reduction in net sales is a reflection of the Registrant’s decision to substantially reduce purchases of H.S. Trask inventory as a result of working capital constraints associated with certain footwear vendors requiring the Company to make cash deposits or provide cash collateralized trade letters of credit in advance of taking possession of goods. As a result, the Registrant decided to focus the deployment of its capital resources and effort to strengthen its Trotter and Softwalk women’s footwear brands.

The Registrant expects to report consolidated operating expenses for fiscal 2010 of $8.5 million as compared to $12.0 million for fiscal 2009, representing a 29.2% decrease, or $3.5 million. This reduction in operating expenses is a reflection of a decrease in compensation and employee benefits resulting from planned headcount reductions, savings in professional fees and consulting costs as the result of reducing the utilization of outside services, eliminating certain tradeshow activities, reducing customer advertising support, eliminating direct to consumer catalogues and reducing sales sample purchases, all related to managements efforts to materially increase cost savings for the Registrant in connection with its efforts to cease registration of its Common Stock under the Securities Exchange Act of 1934, as amended.

The consolidated net sales and operating expense presented above for fiscal 2010 and 2009, excludes the results of our wholly-owned Canadian subsidiary whose operations were discontinued during the fourth quarter of fiscal 2010 as part of our continuing effort to increase profitability and as described in Item 11. Subsequent Events of the Registrant’s Form 10-Q filed with the SEC on November 16, 2010.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Registrant’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements regarding expected results for fiscal 2010 and/or statements preceded by, followed by or that include the words “expects,” “estimates,” or similar expressions. Investors are cautioned that all forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Many of these risks and uncertainties are discussed in Phoenix Footwear’s Annual Report on Form 10-K for the fiscal year ended January 2, 2010 filed with the Securities and Exchange Commission (the “SEC”), and in any subsequent reports filed with the SEC, all of which are available at the SEC’s website at www.sec.gov. The Registrant disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise.

Phoenix Footwear Group, Inc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2011	By:	/s/ Greg Slack
Greg Slack Chief Financial Officer

ATTENTION

Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)